

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Edward Margolin
Chief Executive Officer
Fraud Protection Network, Inc.
2500 E. Hallandale Beach Blvd, Ste 404
Hallandale Beach, FL 33009

> **Re: Fraud Protection Network, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 30, 2018**
> **File No. 333-222586**

Dear Mr. Margolin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2018 letter.

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

1.   Please consider providing a recent developments section for the quarter ended March 31, 2018, or confirm that there have been no developments in the quarter ended March 31, 2018 that would constitute material known trends that are not apparent from your discussion of financial results through December 31, 2017.

Financial Statements
Statements of Operations, page F-4

2.	We note your response to comment three from our letter dated April 25, 2018. Please show earnings from equity investments as a separate line item in your statement of operations or tell us why your presentation is appropriate. We refer to Rule 5-03(b)(12) of Regulation S-X. Also, provide a separate footnote in your financial statements disclosing your equity investments and how you account for them.

	You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

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